Exhibit 99.1

Neptune Wellness Solutions Inc. Launches Second Brand of Cannabis, PanHash™, Exclusively for the Province of Quebec

—THE COMPANY HAS ALSO SECURED A LETTER OF INTENT WITH SOCIÉTÉ QUÉBÉCOISE DU CANNABIS (SQDC) TO DISTRIBUTE PanHash™ ONLINE AND IN OVER 60 RETAIL STORES —

LAVAL, QC, March 10, 2021 /CNW/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, announced today that it has entered into a letter of intent with Société québécoise du cannabis (SQDC), the province's sole legal retailer for recreational cannabis, for the sale of Neptune's new cannabis brand, PanHash™.

"This is a very exciting time for Neptune as we announce the agreement with the SQDC and our newest recreational cannabis brand, PanHash™, which has been specifically developed to reflect Neptune's Quebec roots and heritage," said Michael Cammarata, President & Chief Executive Officer of Neptune Wellness Solutions Inc.

PanHash™ is focused on safe and quality products that rival brands on the local market. The initial PanHash™ launch will include two products with a high concentration of CBD: cannabis oil and  capsules. These products benefit from Neptune's proprietary cold ethanol extraction technology, which produces full-spectrum extracts, preserving all of the plant's terpenes.

Mr. Cammarata added, "The addition of PanHash™ complements Neptune's original cannabis brand, Mood Ring, which is available through both the Ontario Cannabis Store and the BC Cannabis Store. The addition of the PanHash™ brand to the Neptune family and the agreement with the SQDC allows Neptune to bring affordable, sustainable, and premium cannabis products to Quebec."

The agreement authorizes Neptune to supply PanHash™ products to the SQDC for sale in Quebec. PanHash™ products are expected to be available for purchase this spring. This agreement with Quebec makes Neptune's recreational cannabis products, through either the PanHash™ or Mood Ring brand, available to over 900 retailers across three provinces in Canada.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.

Neptune Wellness Solutions is a diversified and fully integrated health and wellness company.  With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can easily be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/.

FORWARD LOOKING STATEMENTS

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at https://www.sedar.com/, on EDGAR at https://www.sec.gov/edgar.shtml and on the investor section of Neptune's website at https://www.neptunecorp.com/. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Amanda Lockington, Account Executive, amanda@marigoldpr.com, 289-983-0402

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 10-MAR-21